Exhibit 99.1

21 September 2004

United Biscuits completes Jacob’s Acquisition

United Biscuits (UB), a leading European manufacturer of biscuits and snacks, announces that it has completed its acquisition of Jacob’s Biscuit Group (“Jacob’s”). The completion follows clearance from the UK competition authority, which was received on 10 September, 2004.

Jacob’s is a leading supplier of savoury biscuits in the UK with a strong portfolio of famous household brands including Jacob’s Cream Crackers, Thai Bites and Twiglets. The continued success of these brands will be greatly strengthened by joining the enlarged UB portfolio, which will provide important advantages in terms of scale, innovation and market reach.

Commenting on the completion of the acquisition, Malcolm Ritchie, Chief Executive, said, “I am pleased to be able to welcome a very talented group of employees to UB today. The combined UB and Jacob’s business will enable us to offer customers and consumers a complementary portfolio of leading household brands which will provide an excellent platform for long-term growth.”

END

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Notes to Editors

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales.

•                  UB is the market leader in biscuit production in the UK, Portugal and Spain and number two in France, the Netherlands and Belgium. KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•                  UB has 29 sites of which 14 are in the UK.

•                  UB has been advised by Stamford Partners and Deutsche Bank.